UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __ )*

Linn Energy, LLC

(Name of Issuer)

Units representing limited liability company interests

(Title of Class of Securities)

536020100

(CUSIP Number)

October 11, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 536020100	Page 2 of 6

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only). LinnCo, LLC 45-5166623
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with:	5	Sole Voting Power 0
	6	Shared Voting Power 34,787,500 units (1)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 34,787,500 units (1)
9	Aggregate Amount Beneficially Owned By Each Reporting Person 34,787,500 units (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 14.8% (2)
12	Type of Reporting Person (See Instructions) OO (limited liability company)

(1)

The voting and dispositive power of LinnCo, LLC (“LinnCo”) is limited by its limited liability company agreement, which provides that (i) LinnCo will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote units that it holds in the same manner as its shareholders vote (or refrain from voting) their common shares representing limited liability company interests in LinnCo (“common shares”), and (ii) LinnCo will not dispose of its units except in connection with certain terminal transactions involving the Issuer, and will at all times maintain a one-to-one ratio between the number of common shares outstanding and the number of units it holds.

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(2)	Based on 234,394,750 units outstanding as of October 17, 2012 (which number includes the 34,787,500 units issued to LinnCo in connection with the closing of its initial public offering).

ITEM 1.

Item 1(a)	Name of Issuer:	Linn Energy, LLC

Item 1(b)	Address of Issuer’s Principal Executive Offices:	600 Travis, Suite 5100 Houston, Texas, 77002

ITEM 2.

Item 2(a)	Name of Person Filing:	LinnCo, LLC

Item 2(b)	Address of Principal Business or, if none, Residence:	600 Travis, Suite 5100 Houston, Texas, 77002

Item 2(c)	Citizenship:	LinnCo is a limited liability company organized under the laws of the state of Delaware

Item 2(d)	Title of Class:	Units representing limited liability company interests

Item 2(e)	CUSIP Number:	536020100

ITEM 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2 (b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐	Insurance Company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

CUSIP NO. 536020100	Page 4 of 6

(d) ☐	Investment Company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h) ☐	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) ☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Not Applicable

ITEM 4.	Ownership

(a)	Amount Beneficially Owned:		34,787,500 (1)

(b)	Percent of Class:		14.8%(2)

(c)	Number of shares to which such person has:

	(i)	Sole power to vote or direct the vote:	0

	(ii)	Shared power to vote or direct the vote:	34,787,500(1)

	(iii)	Sole power to dispose or to direct the disposition of:	0

	(iv)	Shared power to dispose or to direct the disposition of:	34,787,500(1)

(1)

The voting and dispositive power of LinnCo is limited by its limited liability company agreement, which provides that (i) LinnCo will submit to a vote of its shareholders any matter submitted by the Issuer to a vote of its unitholders, including any election of the Issuer’s directors, and LinnCo will vote units that it holds in the same manner as its shareholders vote (or refrain from voting) their common shares, and (ii) LinnCo will not dispose of its units except in connection with certain terminal transactions involving the Issuer, and will at all times maintain a one-to-one ratio between the number of common shares outstanding and the number of units it holds.

(2)	Based on 234,394,750 units outstanding as of October 17, 2012 (which number includes the 34,787,500 units issued to LinnCo in connection with the closing of its initial public offering).

CUSIP NO. 536020100	Page 5 of 6
ITEM 5.	Ownership of Five Percent or Less of a Class

Not Applicable

ITEM 6.	Ownership of More Than Five Percent on Behalf of Another Person

Pursuant to LinnCo’s limited liability company agreement, its shareholders will receive distributions from LinnCo of cash distributed by the Issuer in respect of the units owned by LinnCo, net of reserves established by LinnCo for the payment of income taxes. LinnCo’s shareholders may also indirectly receive proceeds from the sale of the units held by LinnCo in connection with certain terminal transactions with respect to the Issuer. Except for the foregoing, to the knowledge of LinnCo, no other person has the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the units beneficially owned by LinnCo.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable

ITEM 9.	Notice of Dissolution of Group

Not Applicable

ITEM 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 536020100	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2012

LINNCO, LLC

By:	/s/ Candice J. Wells
Name:	Candice J. Wells
Title:	Vice President, Assistant General Counsel and Corporate Secretary